Exhibit 99.1

FOR IMMEDIATE RELEASE

For more information contact:

José Luis Ronsini

CFO – Grupo Financiero Galicia S.A.

Telefax: (5411) 4343-7528

Pablo Firvida

Institutional Relations Manager

Tel.: (54-11) 6329-4881

inversores@gfgsa.com

www.gfgsa.com

GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR THE

FIRST QUARTER THAT ENDED ON MARCH 31, 2017

Buenos Aires, Argentina, May 9, 2017 – Grupo Financiero Galicia S.A. (“Grupo Financiero Galicia”; Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its financial results for the first quarter that ended on March 31, 2017 (or “the quarter”).

HIGHLIGHTS

➣	Net income for the quarter that ended on March 31, 2017, amounted to Ps.1,601 million, 18.8% higher than the Ps.1,348 million profit recorded in the first quarter of the 2016 fiscal year. The profit per share for the quarter amounted to Ps.1.23, compared to Ps.1.04 per share for the same quarter of the 2016 fiscal year.

➣	The results of the quarter were mainly attributable to the income derived from Grupo Financiero Galicia’s interest in Banco de Galicia y Buenos Aires S.A. (“Banco Galicia” or the “Bank”), for Ps.1,480 million (+29.1%), in Sudamericana Holding S.A., for Ps.93 million (-44.0%), and in Galicia Administradora de Fondos S.A., for Ps.85 million (+183.3%), partially offset by administrative and financial expenses of Ps.45 million.

➣	As of March 31, 2017, Grupo Financiero Galicia and its subsidiaries had a staff of 11,831 employees, a network of 634 branches and other points of contact with clients, managed 4.1 million deposit accounts and managed 13.7 million credit cards.

➣	At the Shareholders’ Meeting held on April 25, 2017, the shareholders approved the payment of a cash dividend in the amount of Ps.240 million.

CONFERENCE CALL

On Wednesday, May 10, 2017 at 11:00 A.M. Eastern Standard Time (12:00 PM Buenos Aires Time), Grupo Financiero Galicia will host a conference call to review the results of the quarter. The call-in number is: 719-325-4760—Conference ID: 9785639.

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GRUPO FINANCIERO GALICIA S.A.

RESULTS FOR THE QUARTER

	In millions of pesos, except percentages
	FY2017	FY2016		Variation (%)(*)
Table I: Net Income by Business	1st Q	4th Q	1st Q	1Q17 vs 4Q16	1Q17 vs 1Q16
Income from Equity Investments in:
Banco de Galicia y Buenos Aires S.A.	1,480	1,552	1,146	(4.6)	29.1
Sudamericana Holding S.A.	93	98	166	(5.1)	(44.0)
Galicia Administradora de Fondos S.A.	85	66	30	28.8	183.3
Other companies (1)	(5)	9	6	(155.6)	(183.3)
Deferred tax adjustment (2)	(4)	70	24	(105.7)	(116.7)

Administrative Expenses	(37)	(13)	(14)	184.6	164.3

Financial Results	(8)	(13)	(11)	(38.5)	(27.3)

Other income and expenses	(3)	3	1	(200.0)	(400.0)

Net Income	1,601	1,772	1,348	(9.7)	18.8

(*)	Calculated using values in millions with decimals.
(1)	Includes results from our interests in Compañía Financiera Argentina S.A. (3%), Galicia Warrants S.A. (87.5%) and Net Investment S.A. (87.5%).
(2)	Income tax charge determined by Banco Galicia´s subsidiaries in accordance with the deferred tax method.

	In pesos, except stated otherwise and percentages
Table II:	FY2017	FY2016
Principal Indicators	1st Q	4th Q	1st Q
Earnings per Share
Average Shares Outstanding (in thousands)	1,300,265	1,300,265	1,300,265
Earnings per Share (1)	1.23	1.36	1.04
Book Value per Share (1)	16.88	15.65	12.18

Closing Price
Shares—Buenos Aires Stock Exchange	58.90	42.70	41.15
ADS—Nasdaq (in dollars)	37.86	26.92	28.30

Price/Book Value	3.49	2.73	3.38

Average Daily Volume (amounts, in thousands)
Buenos Aires Stock Exchange	682	517	596
Nasdaq (2)	4,620	3,059	3,176

Profitability (%)
Return on Average Assets (3)	2.98	3.59	3.44
Return on Average Shareholders´ Equity (3)	30.22	36.45	35.58

(1)	10 ordinary shares = 1 ADS.
(2)	Expressed in equivalent shares.
(3)	Annualized.

In the first quarter of the 2017 fiscal year, Grupo Financiero Galicia recorded a Ps.1,601 million profit, which represented a 2.98% annualized return on average assets and a 30.22% return on average shareholder’s equity.

This result was mainly due to profits from Grupo Financiero Galicia’s interest in Banco Galicia, for Ps.1,480 million, which represents 92.4% of its net income.

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Grupo Financiero Galicia S.A. – Selected Financial Information – Consolidated Data

	In millions of pesos
	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Consolidated Balance Sheet
Cash and due from Banks	50,221	61,166	28,312	28,439	19,912
Government and Corporate Securities	25,590	13,701	23,354	29,804	30,116
Net Loans	146,443	137,452	118,959	109,334	103,245
Other Receivables Resulting from Financial Brokerage	20,773	18,178	16,440	21,752	16,334
Equity Investments in other Companies	54	53	52	51	51
Bank Premises and Equipment, Miscellaneous and Intangible Assets	7,098	6,678	6,131	5,623	5,137
Other Assets	5,849	5,023	4,754	4,847	5,644

Total Assets	256,028	242,251	198,002	199,850	180,439

Deposits	158,652	151,688	117,408	118,114	107,857
Other Liabilities Resulting from Financial Brokerage	62,480	57,794	50,504	53,954	46,112
Subordinated Notes	3,865	4,065	3,837	3,881	3,653
Other Liabilities	7,520	6,889	6,343	5,619	5,773
Minority Interest	1,558	1,462	1,329	1,224	1,211

Total Liabilities	234,075	221,898	179,421	182,792	164,606

Shareholders’ Equity	21,953	20,353	18,581	17,058	15,833

Consolidated Income Statement
Financial Income	9,988	9,502	9,216	9,097	8,793
Financial Expenses	5,117	(4,515)	(5,186)	(5,408)	(5,130)

Gross Brokerage Margin	4,871	4,987	4,030	3,689	3,663

Provisions for Loan Losses	1,157	(1,311)	(881)	(723)	(618)
Income from Services, Net	3,461	3,169	2,927	2,465	2,185
Income from Insurance Activities	525	615	611	645	581
Administrative Expenses	5,131	(5,054)	(4,552)	(4,238)	(3,774)
Minority Interest	(181)	(133)	(105)	(61)	(104)
Income from Equity Investments	6	2	2	74	2
Net Other Income	178	474	346	271	187
Income Tax	971	(977)	(855)	(747)	(774)

Net Income	1,601	1,772	1,523	1,375	1,348

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Grupo Financiero Galicia S.A. – Additional Information

	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Physical Data (Number of)
Employees	11,831	11,956	12,074	12,149	12,231
Banco Galicia	5,939	5,799	5,781	5,679	5,686
Regional Credit-Card Companies	4,316	4,571	4,688	4,893	5,014
Compañía Financiera Argentina	1,156	1,164	1,189	1,184	1,152
Sudamericana Holding	375	374	365	340	326
Galicia Administradora de Fondos	16	16	18	18	18
Other companies	29	32	33	35	35

Branches	549	542	536	529	526
Bank Branches	279	279	269	263	261
Regional Credit-Card Companies	207	206	210	209	208
Compañía Financiera Argentina	63	57	57	57	57

Other Points of Sale	85	120	126	126	127
Regional Credit-Card Companies	54	83	89	89	90
Compañía Financiera Argentina	31	37	37	37	37

Deposit Accounts (in thousands)	4,149	4,018	3,990	3,904	3,701

Credit Cards (in thousands)	13,703	14,310	14,525	14,252	13,852

Banco Galicia	3,797	3,675	3,637	3,680	3,575
Regional Credit-Card Companies	9,729	10,459	10,717	10,402	10,107
Compañía Financiera Argentina	177	176	171	170	170

Inflation and Exchange Rates
Retail Price Index (%) (1)	6.26	5.26	3.43	15.51	11.86
Wholesale Price Index (I.P.I.M.) (%) (1)	4.15	2.52	3.52	8.20	17.20
C.E.R. Coefficient (%) (1)	4.64	4.49	7.37	9.54	10.49
Exchange Rate (Pesos per U.S. Dollars) (2)	15.3818	15.8502	15.2633	14.9200	14.5817

Rates
Badlar (quarterly averages) (3)	19.76	21.07	24.60	30.22	27.48
Credit Line for Investment Projects (established by regulations) (4)	17.00	17.00	22.00	22.00	22.00

(1)	Variation within the quarter. Variation of IPC made using the IPC of the Autonomous City of Buenos Aires until the 2nd quarter of 2016, alternatively supplied by the INDEC. Since the 3rd quarter of 2016 corresponds to the new CPI published by INDEC.
(2)	Reference foreign currency exchange rate in accordance to Communiqué “A” 3500 from the Argentine Central Bank, as of the last working day of the quarter.
(3)	Private banks’ 30-day time deposits rate for amounts over Ps.1 million.
(4)	From October 1 until October 31, 2016, the rate was 22%.

5

BANCO DE GALICIA Y BUENOS AIRES S.A.

HIGHLIGHTS

➣	Net income for the quarter amounted to Ps.1,480 million, Ps.334 million (29.1%) higher than in the same quarter of the 2016 fiscal year.

➣	The growth in results when compared to the first quarter of the 2016 fiscal year was mainly attributable to the 40.7% growth in net operating income,(1) due to the higher level of intermediation with the private sector, partially offset by the 87.2% increase in provisions for loan losses and by the 35.2% increase in administrative expenses, which was attributable to the higher level of activity and to the evolution of expenses.

➣	The credit exposure to the private sector reached Ps.165,738 million, up 37.9% during the last twelve months, and deposits reached Ps.158,875 million, up 46.8% during the same period. As of March 31, 2017, the Bank’s estimated market share of loans to the private sector was 10.33% while its estimated market share of deposits from the private sector was 10.24%.

➣	The non-accrual loan portfolio represented 3.40% of total loans to the private sector, representing an increase of 8 basis points (“bp”) from the 3.32% recorded at the end of the same quarter of the 2016 fiscal year, while its coverage with allowances for loan losses reached 100.12%, 8.19 percentage points lower than a year before.

➣	In the framework of the Credit Line for Production Financing and Financial Inclusion, as of March 31, 2017, the Bank granted the mandatory amount established by the relevant regulations in force. As of the end of the quarter, the outstanding amount of loans granted within the framework of this credit line reached Ps.14,443 million.

➣	As of the end of the quarter, shareholders’ equity amounted to Ps.20,386 million, and the computable capital was Ps.23,454 million, representing a Ps.7,013 million (or 42.7%) excess over the capital requirement, and reaching a regulatory capital ratio of 11.68%.

INFORMATION DISCLOSURE

The data shown in the tables below and the consolidated financial statements correspond to Banco Galicia, consolidated with the subsidiaries under its direct or indirect control, except where otherwise noted.

The Bank’s consolidated financial statements and the figures included in the different tables of this report correspond to Banco Galicia, Banco Galicia Uruguay S.A. (in liquidation)(*) Tarjetas Regionales S.A. and its subsidiaries, Tarjetas del Mar S.A.,(**) Galicia Valores S.A., Compañía Financiera Argentina S.A. and Cobranzas y Servicios S.A.

(1)	Net financial income plus net income from services.
(*)	At the Extraordinary Shareholder’s Meeting of Banco Galicia Uruguay S.A. (in liquidation), held on April 30, 2016, the shareholders of Banco Galicia Uruguay S.A. decided to approve the Final Special Balance Sheet and to start the registration process in order to cancel the company’s legal status before the Uruguayan authorities.
(**)	On March 31, 2017, Tarjetas del Mar S.A. was no longer consolidated by Banco Galicia due to its sale.

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RESULTS FOR THE QUARTER

	In millions of pesos, except percentages
Table III Evolution of Consolidated Results	FY2017	FY2016		Variation (%)
	1st Q	4th Q	1st Q	1Q17 vs 4Q16	1Q17 vs 1Q16
Net Financial Income	4,800	4,897	3,589	(2.0)	33.7
Net Income from Services	3,608	3,413	2,388	5.7	51.1
Provisions for Loan Losses	(1,157)	(1,311)	(618)	(11.7)	87.2
Administrative Expenses	(4,932)	(4,860)	(3,647)	1.5	35.2

Operating Income	2,319	2,139	1,712	8.4	35.5

Net Other Income / (Loss)(*)	48	375	115	(87.2)	(58.3)
Income Tax	(887)	(962)	(681)	(7.8)	30.2

Net Income	1,480	1,552	1,146	(4.6)	29.1

(*)	Includes income from equity investments and minority interest results.

	Percentages
Table IV Profitability and Efficiency	FY2017	FY2016
	1st Q	4th Q	1st Q
Return on Average Assets (*)	2.76	3.17	2.97
Return on Average Shareholders’ Equity (*)	29.89	34.22	31.84
Financial Margin (*) (1)	11.85	13.23	10.93
Net Income from Services as a % of Operating Income (2)	42.91	41.07	39.95
Net Income from Services as a % of Administrative Expenses	73.15	70.23	65.48
Administrative Expenses as a % of Operating Income (2)	58.66	58.48	61.02

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

In the first quarter of the 2017 fiscal year, the Bank recorded a Ps.1,480 million profit, Ps.334 million (29.1%) higher than the Ps.1,146 million profit recorded for the same quarter of the previous year.

The variation in net income was a consequence of the Ps.2,431 million increase in operating income, which was offset mainly by increases of Ps.1,285 million in administrative expenses, Ps.539 million in provisions for loan losses and Ps.206 million in income tax.

The operating income for the first quarter of the 2017 fiscal year totaled Ps.8,408 million, up 40.7% from the Ps.5,977 million recorded in the same quarter of the prior year. This positive development was due to both a higher net financial income (up Ps.1,211 million or 33.7%) and a higher net income from services (up Ps.1,220 million or 51.1%).

The net financial income for the quarter included a Ps.138 million gain from foreign-currency quotation differences (including the results from foreign-currency forward transactions), compared to a Ps.552 million profit in the first quarter of the previous fiscal year. The quarter’s profit was composed of a Ps.389 million gain from FX brokerage and of a Ps.251 million loss from the valuation of the foreign-currency net position and the results from foreign-currency forward transactions, compared to profits of Ps.261 million and Ps.291 million, respectively, in the first quarter of the 2016 fiscal year.

The quarter’s net financial income before foreign-currency quotation differences amounted to Ps.4,662 million, with a Ps.1,625 million (53.5%) increase as compared to the Ps.3,037 million income from the same quarter of the 2016 fiscal year, as a consequence of the increase in the portfolio of loans to the private sector together with a higher spread.

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	Average balances in millions of pesos. Yields and rates in annualized nominal %
Table V Average Balances, Yield and Rates(*)	FY2017		FY2016
	1st Q		4th Q		3rd Q		2nd Q		1st Q
	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.	Av. B.	Int.
Interest-Earning Assets	162,016	22.86	148,022	24.04	132,519	26.33	125,855	28.06	131,340	24.30
Government Securities	16,386	20.14	18,164	20.52	17,197	28.09	16,876	30.22	30,172	15.01
Loans	139,593	23.08	127,732	24.48	112,654	26.05	105,723	27.46	98,553	26.94
Financial Trusts Securities	452	23.88	532	22.82	614	14.97	635	51.89	665	35.03
Other Interest-Earning Assets	5,585	25.14	1,594	29.35	2,054	29.89	2,621	32.92	1,950	31.10

Interest-Bearing Liabilities	128,575	12.03	109,386	13.58	104,004	16.44	95,705	19.58	95,037	18.14
Saving Accounts	42,086	0.10	34,496	0.09	29,190	0.13	24,249	0.25	22,011	0.19
Time Deposits	59,341	18.38	52,338	20.68	53,492	24.31	54,115	27.27	55,998	24.97
Debt Securities	17,131	11.88	16,761	16.87	16,777	18.19	13,845	20.60	13,238	18.22
Other Interest-Bearing Liabilities	10,017	24.86	5,791	20.35	4,545	22.09	3,496	30.77	3,790	21.24

(*)	Does not include foreign-currency quotation differences. Annual nominal interest rates were calculated using a 360-day denominator.

The average interest-earning assets grew Ps.30,676 million (23.4%) as compared to the first quarter of the previous fiscal year, primarily as a consequence of the Ps.41,040 million increase in the average portfolio of loans to the private sector (41.6%). Interest-bearing liabilities increased Ps.33,538 million (35.3%) during the same period, mainly due to the increase of the average balances of saving deposits (91.2%), primarily resulting from the Tax Amnesty Law.

The average yield on interest-earning assets for the first quarter of the 2017 fiscal year was 22.86%, representing a 144 bp decrease compared to the same quarter of the prior year, mainly due to a 386 bp decrease in interest rates on loans. Likewise, the average cost of interest-bearing liabilities was 12.03%, representing a 611 bp decrease compared to the first quarter of the prior year, mainly due to the decrease in the average interest rate on time deposits, for 659 bp, and on debt securities, for 634 bp.

	In millions of pesos
Table VI Income from Services, Net	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
National Cards	1,370	1,337	1,181	1,093	932
Regional Credit Cards	1,808	1,838	1,626	1,426	1,313
CFA	105	103	97	88	80
Deposit Accounts	804	706	683	599	594
Insurance	155	153	149	147	125
Financial Fees	39	37	45	35	38
Credit-Related Fees	132	145	86	86	57
Foreign Trade	106	92	102	85	78
Collections	113	101	101	91	61
Utility-Bills Collection Services	82	75	66	56	49
Mutual Funds	26	22	17	11	9
Other	251	253	208	177	164

Total Income	4,991	4,862	4,361	3,894	3,500

Total Expenditures	(1,383)	(1,449)	(1,290)	(1,223)	(1,112)

Income from Services, Net	3,608	3,413	3,071	2,671	2,388

Net income from services amounted to Ps.3,608 million, up 51.1% from the Ps.2,388 million recorded in the first quarter of the previous fiscal year. The increases of fees which stood out were those related to national and regional credit cards (41.6%), to credit (131.6%) and to deposit accounts (35.4%).

8

Provisions for loan losses for the first quarter of the 2017 fiscal year amounted to Ps.1,157 million, Ps.539 million higher than those recorded in the same quarter of the prior year, due to the evolution of credits in arrears of the consumer portfolio and to higher regulatory provisions on the portfolio in normal situations as a consequence of the increase in the volume of credit.

Administrative expenses for the quarter totaled Ps.4,932 million, up 35.2% from the same quarter of the previous year. Personnel expenses amounted to Ps.2,757 million, growing 36.9%, mainly as a consequence of salary increase agreements with the unions, a provision related to certain compensations and to non-recurring human resources expenses. The remaining administrative expenses amounted to Ps.2,175 million, with a Ps.542 million (33.2%) increase as compared to the Ps.1,633 million from the first quarter of the 2016 fiscal year, mainly due to increases in cash transportation, electricity and communications, security services, maintenance and taxes, which resulted from the increase in the level of activity and of expenses related to services provided to the Bank.

Net other income for the quarter amounted to Ps.48 million, with a decrease of Ps.67 million as compared to the same quarter of the prior year.

The income tax charge was Ps.887 million, Ps.206 million higher than in the first quarter of the 2016 fiscal year.

LEVEL OF ACTIVITY

	In millions of pesos
Table VII Exposure to the Private Sector	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Loans	151,604	142,158	123,219	113,362	107,087
Financial Leases	987	972	865	848	904
Corporate Securities	658	1,220	815	1,258	1,497
Other Financing (*)	12,489	13,045	11,567	11,660	10,681

Total Credit	165,738	157,395	136,466	127,128	120,169

(*)	Includes certain accounts under the balance sheet heading Other Receivables from Financial Brokerage, Guarantees Granted and Unused Balances of Loans Granted.

As of March 31, 2017, the Bank’s total exposure to the private sector reached Ps.165,738 million, representing an increase of 37.9% from a year before and 5.3% during the quarter.

Total loans include Ps.29,444 million corresponding to the regional credit card companies, which represented a 30.2% increase during the last twelve months and a 1.9% increase during the quarter.(*) Total laons also include Ps.6,081 million from CFA, which increased 61.7% during year and 15.1% during the quarter.

	Percentages
Table VIII Market Share (*)	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Total Loans	10.18	9.79	9.16	8.90	9.07
Loans to the Private Sector	10.33	10.12	9.73	9.53	9.73

(*)	Banco Galicia and CFA, within the Argentine financial system, according to the daily information on loans published by the Argentine Central Bank. Loans include only principal. The regional credit-card companies’ data is not included.

(*)	For comparative purposes loans granted by Tarjetas del Mar S.A. were not considered.

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The Bank’s market share of loans to the private sector as of March 31, 2017, without considering those granted by the regional credit card companies, was 10.33%, compared to 10.12% from December 31, 2016, and to 9.73% from March 31, 2016.

	In millions of pesos
Table IX Loans by Type of Borrower	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Large Corporations	24,641	22,434	21,023	16,483	15,745
SMEs	37,128	34,411	28,115	28,682	28,027
Individuals	84,773	81,978	71,327	66,195	61,438
Financial Sector	5,062	3,335	2,754	2,002	1,877

Total Loans	151,604	142,158	123,219	113,362	107,087

Allowances	5,166	4,707	4,265	4,021	3,847

Total Loans, Net	146,438	137,451	118,954	109,341	103,240

	In millions of pesos
Table X Loans by Sector of Activity	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Financial Sector	5,062	3,335	2,754	2,002	1,877
Services	7,884	8,593	6,159	6,021	5,971
Agriculture and Livestock	13,536	11,921	8,424	9,642	10,635
Consumer	84,557	82,730	71,907	66,860	62,149
Retail and Wholesale Trade	13,437	13,140	11,168	10,133	9,512
Construction	1,375	1,177	1,105	1,046	1,033
Manufacturing	22,678	19,452	19,701	16,833	14,405
Other	3,075	1,810	2,001	825	1,505

Total Loans	151,604	142,158	123,219	113,362	107,087

Allowances	5,166	4,707	4,265	4,021	3,847

Total Loans, Net	146,438	137,451	118,954	109,341	103,240

During the year, loans to the private sector registered growth in those granted to individuals (38.0%), SMEs (32.5%) and to large corporations (56.5%). By sector of activity, higher growth was recorded in the consumer sector (36.1%), the manufacturing sector (57.4%) and the retail and wholesale trade sector (41.3%).

	In millions of pesos
Table XI Exposure to the Argentine Public Sector (*)	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Government Securities’ Net Position	19,539	15,320	17,795	15,825	28,997

Lebac / Nobac	13,174	10,241	12,095	11,752	25,104
Other	6,365	5,079	5,700	4,073	3,893

Other Receivables Resulting from Financial Brokerage	653	833	769	873	943
Trust Certificates of Participation and Securities	428	515	592	671	684
Other	225	318	177	202	259

Total Exposure	20,192	16,153	18,564	16,698	29,940

(*)	Excludes deposits with the Argentine Central Bank, which constitute one of the items by which the Bank complies with the Argentine Central Bank’s minimum cash requirement.

As of March 31, 2017, the Bank’s exposure to the public sector amounted to Ps.20,192 million, representing a 32.6 % decrease during the last twelve months due to a lower holding of Lebac. Excluding debt securities issued by the Argentine Central Bank, said exposure reached Ps.7,018 million (2.8% of total assets), while as of March 31, 2016, it amounted to Ps.4,836 million (2.7% of total assets).

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	In millions of pesos
Table XII Deposits (*)	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
In Pesos	109,702	100,980	93,758	97,117	88,990
Current Accounts	27,461	28,136	24,256	24,252	20,685
Saving Accounts	22,791	26,639	20,476	20,434	16,880
Time Deposits	56,975	43,781	47,052	50,444	49,515
Other	2,475	2,424	1,974	1,987	1,910

In Foreign Currency	49,173	51,067	24,029	21,193	19,201

Total Deposits	158,875	152,047	117,787	118,310	108,191

(*)	Includes deposits in Banco Galicia and CFA, net of eliminations between said companies. Deposits from the remaining subsidiaries were not eliminated.

As of March 31, 2017, the Bank’s deposits amounted to Ps.158,875 million, representing a 46.8% increase during the last twelve months, as a consequence of the 23.3% increase in peso-denominated deposits and of the 156.1% increase in dollar-denominated deposits, mainly due to the Tax Amnesty Law. During the quarter the increase was of 4.5%, with a growth of 8.6% for peso-denominated deposits and a decrease of 3.7% for dollar-denominated deposits, due to a higher balance of time deposits, which grew Ps.13,194 million (30.1%), partially offset by a Ps.4,523 (8.3%) decrease in transactional deposits (current accounts and saving accounts) influenced by the high base of comparison from the last quarter of 2016.

	Percentages
Table XIII Market Share (*)	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Total Deposits	7.70	7.95	7.62	7.86	7.73
Private Sector Deposits	10.24	9.96	9.26	9.60	9.37

(*)	Banco Galicia and CFA, within the Argentine financial system, according to the daily information on deposits published by the Argentine Central Bank. Deposits and Loans include only principal.

As of March 31, 2017, the Bank’s estimated market share of private sector deposits in the Argentine financial system was 10.24%, compared to 9.96% from the prior quarter and to 9.37% from a year before.

	In millions of pesos
Table XIV Other Financial Liabilities	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Domestic Financial Institutions and Credit Entities	4,818	4,095	2,534	2,362	2,176
Foreign Financial Institutions and Credit Entities	2,195	2,213	2,039	1,885	1,423
Notes(*)	18,025	17,339	16,589	15,304	13,737
Obligations in Connection with Spot Transactions Pending Settlement and Repurchase Agreement Transactions	13,727	8,555	10,024	16,489	9,303
Obligations in Connection with Debts with Merchants due to Credit-Card Activities	18,623	20,813	16,693	15,392	15,223
Other	9,063	9,432	7,030	6,763	8,470

Total	66,451	62,447	54,909	58,195	50,332

(*)	Includes subordinated notes.

As of March 31, 2017, other financial liabilities amounted to Ps.66,451 million, Ps.16,119 million (or 32.0%) higher than the Ps.50,332 million recorded a year before. This growth was mainly due to the increase of (i) spot transactions pending settlement and repurchase agreement transactions of government securities, for Ps.4,424 million; (ii) issuance of notes, for Ps.4,288, related to transactions of

11

Banco Galicia and Tarjetas Cuyanas S.A.; and (iii) financing from merchants in connection with credit card activities, for Ps.3,400 million.

As of March 31, 2017, the Bank had 4.1 million deposit accounts, which represent an increase of approximately 448,000 accounts as compared with the same date of the previous year. Likewise, the number of credit cards reached 13.7 million, 149,000 less than those managed a year before, mainly due to the sale of Tarjets del Mar S.A., which managed 426,000 credit cards as of the end of March 2016.

ASSET QUALITY

	In millions of pesos, except percentages
Table XV Loan Portfolio Quality	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Non-Accrual Loans (*)	5,160	4,704	4,235	3,894	3,552
With Preferred Guarantees	93	96	106	116	99
With Other Guarantees	99	88	68	84	116
Without Guarantees	4,968	4,520	4,061	3,694	3,337

Allowance for Loan Losses	5,166	4,707	4,265	4,021	3,847

Non-Accrual Loans to Private-Sector Loans (%)	3.40	3.31	3.44	3.44	3.32
Allowance for Loan Losses to Private-Sector Loans (%)	3.41	3.31	3.46	3.55	3.59
Allowance for Loan Losses to Non-Accrual Loans (%)	100.12	100.06	100.71	103.26	108.31
Non-Accrual Loans with Guarantees to Non-Accrual Loans (%)	3.72	3.91	4.11	5.14	6.05

(*)	The non-accrual portfolio includes loans classified under the following categories of the Argentine Central Bank classification: With Problems and Medium Risk, High Risk of Insolvency and High Risk, Uncollectible and Uncollectible due to Technical Reasons.

The Bank’s non-accrual loan portfolio amounted to Ps.5,160 million as of March 31, 2017, representing 3.4% of total loans to the private-sector, increasing 8 bp from the 3.32% ratio of a year before.

The coverage of the non-accrual loan portfolio with allowances for loan losses reached 100.12% as of March 31, 2017, compared to 108.31% from a year before.

In terms of total credit—defined as loans, certain accounts included in “Other Receivables Resulting from Financial Brokerage” representing credit transactions, assets under financial leases, guarantees granted and unused balances of loans granted—the Bank’s non-accrual portfolio represented 3.14% of total credit to the private-sector, and its coverage with allowances for loan losses reached 100.79%, compared to 2.99% and 109.63% of a year before, respectively.

On an individual basis Banco Galicia’s non-accrual loan portfolio amounted to Ps.2,164 million as of March 31, 2017, increasing 42.6% during the last twelve months, representing 1.85% of total loans to the private-sector, compared to the 1.90% ratio recorded a year before. The coverage with allowances for loan losses reached 123.28%.

12

	In millions of pesos
Table XVI Consolidated Analysis of Loan Loss Experience	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Allowance for Loan Losses at the Beginning of the Quarter	4,707	4,265	4,021	3,847	3,560

Changes in the Allowance for Loan Losses
Provisions Charged to Income	1,082	1,249	844	702	593
Provisions Reversed	—	(54)	(45)	(18)	—
Charge Offs	(623)	(753)	(555)	(510)	(306)

Allowance for Loan Losses at Quarter End	5,166	4,707	4,265	4,021	3,847

Charge to the Income Statement
Provisions Charged to Income	(1,082)	(1,249)	(844)	(702)	(593)
Direct Charge Offs	(69)	(50)	(33)	(24)	(18)
Bad Debts Recovered	88	143	111	85	56
Provisions Reversed (*)	—	54	45	18	—

Net Charge to the Income Statement	(1,063)	(1,102)	(721)	(623)	(555)

(*)	Recorded under “Net Other Income/(Loss)”.

During the quarter, Ps.623 million was charged off against the allowance for loan losses and direct charges to the income statement for Ps.69 million were made.

	In millions of pesos, except ratios
Table XVII Consolidated Regulatory Capital	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Minimum Capital Required (A)	16,441	15,258	13,386	12,053	12,457
Allocated to Credit Risk	12,407	11,511	10,036	9,036	9,397
Allocated to Market Risk	624	556	398	259	477
Allocated to Operational Risk	3,410	3,191	2,952	2,758	2,583

Computable Capital (B)	23,454	22,010	20,343	16,144	14,500
Tier I	17,932	16,471	15,213	14,092	12,510
Tier II	5,522	5,539	5,130	2,052	1,990

Excess over Required Capital (B)—(A)	7,013	6,752	6,957	4,091	2,043

Regulatory Ratio (%)	11.68	11.82	12.45	10.98	9.52

As of March 31, 2017, the Bank’s consolidated computable capital was Ps.7,013 million (42.7%) higher than the Ps.16,441 million capital requirement. As of March 31, 2016, this excess amounted to Ps.2,043 million or 16.4%.

The minimum capital requirement increased Ps.3,984 million as compared to March 31, 2016, mainly as a result of higher requirements of (i) Ps.3,010 million due to the growth of the private-sector loan portfolio; and (ii) Ps.827 million on operational risk.

Computable capital increased Ps.8,954 million as compared to March 31, 2016, mainly as a consequence of a higher Tier I capital, for Ps.5,422 million, mainly due to the higher net income, partially offset by higher deductions, resulting from organization and development expenses. Tier II capital recorded a Ps.3,532 million increase, mainly due to (i) 100% of the subordinated notes issued on July 19, 2016, for US $250 million, which proceeds were used to cancel in advance the subordinated notes due in 2019, of which 24% was considered as computable capital; and (ii) the higher balance of the provision for loan losses on the credit portfolio in normal situation.

13

	Percentages
Table XVIII Liquidity (unconsolidated)	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Liquid Assets (*) as a percentage of Transactional Deposits	80.03	71.79	78.23	92.09	91.72
Liquid Assets (*) as a percentage of Total Deposits	47.48	47.18	41.21	46.48	42.32

(*)	Liquid assets include cash and due from banks (including deposits with the Argentine Central Bank and the special escrow accounts with the monetary authority), holdings of Lebac and Nobac (Argentine Central Bank’s bills and notes, respectively), net call money interbank loans, short-term placements with correspondent banks and reverse repurchase agreement transactions with the local market.

As of March 31, 2017, the Bank’s liquid assets represented 80.03% of the Bank’s transactional deposits and 47.48% of its total deposits, as compared to 91.72% and 42.32%, respectively, as of March 31, 2016.

14

BANCO DE GALICIA Y BUENOS AIRES S.A.

SELECTED FINANCIAL INFORMATION—CONSOLIDATED DATA (*)

	In millions of pesos
	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Cash and Due from Banks	50,205	61,132	28,289	28,427	19,891
Government and Corporate Securities	24,423	12,548	22,266	28,764	29,348
Net Loans	146,438	137,451	118,954	109,341	103,240
Other Receivables Resulting from Financial Brokerage	20,669	18,470	16,835	22,148	16,837
Equity Investments in Other Companies	187	181	164	177	150
Bank Premises and Equipment, Miscellaneous and Intangible Assets	6,976	6,571	6,014	5,510	5,051
Other Assets	4,402	3,705	3,447	3,744	4,641

Total Assets	253,300	240,058	195,969	198,111	179,158

Deposits	158,685	151,727	117,511	118,226	108,008
Other Liabilities Resulting from Financial Brokerage	62,586	58,382	51,072	54,314	46,679
Subordinated Notes	3,865	4,065	3,837	3,881	3,653
Other	6,328	5,628	4,961	4,427	4,702
Minority Interests	1,450	1,350	1,234	1,152	1,158

Total Liabilities	232,914	221,152	178,615	182,000	164,200

Shareholders’ Equity	20,386	18,906	17,354	16,111	14,958

Foreign-Currency Assets and Liabilities
Assets	63,491	66,729	35,052	33,607	28,853
Liabilities	65,978	68,544	38,370	34,789	32,775
Net Forward Purchases/(Sales) of Foreign Currency (1)	2,744	4,097	4,806	2,785	3,639

(*)	Banco de Galicia y Buenos Aires S.A. consolidated with subsidiary companies (Section 33—Law No. 19,550).
(1)	Recorded off-balance sheet.

15

BANCO DE GALICIA Y BUENOS AIRES S.A.:

SELECTED FINANCIAL INFORMATION—CONSOLIDATED DATA (*)

	In millions of pesos
	FY2017	FY2016
	1st Q	4th Q	3rd Q	2nd Q	1st Q
Financial Income	9,901	9,391	9,123	9,003	8,694
Interest on Loans to the Financial Sector	115	106	104	85	64
Interest on Overdrafts	655	803	809	776	701
Interest on Promissory Notes	1,407	1,369	1,398	1,619	1,657
Interest on Mortgage Loans	82	97	121	133	123
Interest on Pledge Loans	22	22	21	22	23
Interest on Credit-Card Loans	3,823	3,715	3,440	3,351	2,950
Interest on Financial Leases	68	70	70	75	75
Interest on Other Loans	1,863	1,629	1,363	1,216	1,081
Net Income from Government and Corporate Securities	999	1,147	1,430	1,582	1,343
Interest on Other Receivables Resulting from Financial Brokerage	4	8	5	5	12
Net Income from Secured Loans—Decree No.1387/01	2	—	—	—	—
CER Adjustment	10	6	—	—	—
Other	379	118	163	(19)	326
Quotation Differences on Gold and Foreign Currency	472	301	199	158	339

Financial Expenses	(5,101)	(4,494)	(5,169)	(5,377)	(5,105)
Interest on Saving Accounts Deposits	(2)	(2)	(1)	(1)	(1)
Interest on Time Deposits	(2,694)	(2,689)	(3,244)	(3,671)	(3,468)
Interest on Subordinated Obligations	(80)	(82)	(152)	(148)	(151)
Other Interest	(36)	(15)	(11)	(20)	(12)
Interest on Interbank Loans Received (Call Money Loans)	(14)	(6)	(4)	(11)	(15)
Interest on Other Financing from Financial Entities	(121)	(69)	(51)	(38)	(29)
Net Losses from Options	(1)	(5)	(2)	(3)	(19)
Interest on Other Liabilities Resulting from Financial Brokerage	(813)	(801)	(796)	(758)	(601)
Contributions to the Deposit Insurance Fund	(65)	(51)	(50)	(50)	(163)
CER Adjustment	(4)	(4)	(2)	(1)	—
Other	(1,271)	(770)	(856)	(676)	(646)

Gross Financial Margin	4,800	4,897	3,954	3,626	3,589

Provisions for Loan Losses	(1,157)	(1,311)	(881)	(723)	(618)

Income from Services, Net	3,608	3,413	3,071	2,671	2,388

Administrative Expenses	(4,932)	(4,860)	(4,385)	(4,082)	(3,647)
Personnel Expenses	(2,757)	(2,692)	(2,383)	(2,270)	(2,014)
Directors’ and Syndics’ Fees	(19)	(10)	(14)	(14)	(15)
Other Fees	(111)	(161)	(123)	(105)	(83)
Advertising and Publicity	(156)	(183)	(218)	(200)	(141)
Taxes	(490)	(454)	(416)	(391)	(359)
Depreciation of Premises and Equipment	(91)	(85)	(75)	(66)	(60)
Amortization of Organization Expenses	(164)	(181)	(183)	(187)	(187)
Other Operating Expenses	(634)	(563)	(556)	(489)	(458)
Other	(510)	(531)	(417)	(360)	(330)

Minority Interest Results	(156)	(115)	(84)	(52)	(99)

Income from Equity Investments	23	19	31	103	27

Net Other Income / (Loss)	181	471	350	275	187

Income Tax	(887)	(962)	(813)	(665)	(681)

Net Income / (Loss)	1,480	1,552	1,243	1,153	1,146

(*)	Banco de Galicia y Buenos Aires S.A., consolidated with subsidiary companies (Section 33 – Law No. 19,550).

16

CONSUMER FINANCE BUSINESS – ADDITIONAL INFORMATION

TARJETAS REGIONALES S.A.

The data shown in the following tables correspond to Tarjetas Regionales S.A. consolidated with its subsidiaries (Tarjeta Naranja S.A., Tarjetas Cuyanas S.A., Procesadora Regional S.A. and Cobranzas Regionales S.A.). Figures are stated according to Argentine Central Bank accounting standards.

	In millions of pesos, except percentages
Table XIX Selected Information	FY2017	FY2016		Variation (%)
	1st Q	4th Q	1st Q	1Q17 vs 4Q16	1Q17 vs 1Q16
Total Assets	29,984	30,847	23,573	(2.8)	27.2
Cash and Due from Banks	454	461	326	(1.5)	39.3
Loans	27,186	26,914	21,316	1.0	27.5

Total Liabilities	23,817	25,347	18,861	(6.0)	26.3
Notes	6,123	7,157	4,526	(14.4)	35.3
Financial Entities	2,757	2,379	1,851	15.9	48.9
Merchants	12,377	13,307	10,523	(7.0)	17.6

Shareholders’ Equity	6,167	5,500	4,712	12.1	30.9

Net Income	667	456	429	46.3	55.5
Net Financial Income	1,370	1,233	863	11.1	58.7
Net Income from Services	1,559	1,516	1,094	2.8	42.5
Provisions for Loan Losses	(509)	(551)	(255)	(7.6)	99.6
Administrative Expenses	(1,520)	(1,560)	(1,130)	(2.6)	34.5

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	7.69	7.08	6.11	61	158
Allowance for Loan Losses to Total Loans (%)	7.67	6.89	5.76	78	191
Allowance for Loan Losses to Non-Accrual Loans (%)	99.69	97.41	94.28	228	541

	Percentages
Table XX	FY2017	FY2016
Profitability and Efficiency	1st Q	4th Q	1st Q
Return on Average Assets (*)	9.14	6.59	7.79
Return on Average Shareholders’ Equity (*)	46.16	34.54	37.86
Financial Margin (*) (1)	18.83	17.92	16.12
Net Income from Services as a % of Operating Income (2)	53.23	55.15	55.90
Net Income from Services as a % of Administrative Expenses	102.57	97.18	96.81
Administrative Expenses as a % of Operating Income (2)	51.89	56.75	57.74

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

17

COMPAÑÍA FINANCIERA ARGENTINA S.A.

	In millions of pesos, except percentages
Table XXI Selected Information	FY2017	FY2016		Variation (%)
	1st Q	4th Q	1st Q	1Q17 vs 4Q16	1Q17 vs 1Q16
Total Assets	6,399	5,894	4,229	8.6	51.3
Cash and Due from Banks	274	395	180	(30.6)	52.2
Loans	5,635	4,916	3,273	14.6	72.2

Total Liabilities	5,353	4,678	2,926	14.4	82.9
Deposits	1,939	1,413	922	37.2	110.3
Notes	1,064	1,207	1,032	(11.8)	3.1
Financial Entities	1,351	1,251	256	8.0	427.7

Shareholders’ Equity	1,046	1,216	1,303	(14.0)	(19.7)

Net Income	81	112	53	(27.7)	52.8
Net Financial Income	487	447	319	8.9	52.7
Net Income from Services	70	65	54	7.7	29.6
Provisions for Loan Losses	(118)	(123)	(72)	(4.1)	63.9
Administrative Expenses	(339)	(346)	(244)	(2.0)	38.9

Loan Portfolio Quality				Variation (b.p.)
Non-Accrual Loans to Total Loans (%)	12.02	11.80	14.54	22	(252)
Allowance for Loan Losses to Total Loans (%)	7.32	6.91	12.98	41	(566)
Allowance for Loan Losses to Non-Accrual Loans (%)	60.88	58.59	89.21	229	(2,833)

	Percentages
Table XXII	FY2017	FY2016
Profitability and Efficiency	1st Q	4th Q	1st Q
Return on Average Assets (*)	5.29	8.13	5.53
Return on Average Shareholders’ Equity (*)	25.41	37.49	16.52
Financial Margin (*) (1)	35.28	36.06	34.73
Net Income from Services as a % of Operating Income (2)	12.57	12.70	14.48
Net Income from Services as a % of Administrative Expenses	20.65	18.79	22.13
Administrative Expenses as a % of Operating Income (2)	60.86	67.58	65.42

(*)	Annualized.
(1)	Financial Margin: Financial Income minus Financial Expenses, divided by Average Interest-earning Assets.
(2)	Operating Income: Net Financial Income plus Net Income from Services.

18

SUDAMERICANA HOLDING S.A.

INFORMATION DISCLOSURE

The data shown in the tables of this report and the consolidated financial statements correspond to Sudamericana Holding S.A. consolidated with the subsidiaries under its direct or indirect control (Galicia Seguros S.A., Galicia Retiro Compañía de Seguros S.A. and Galicia Broker Asesores de Seguros S.A.).

RESULTS FOR THE THAT QUARTER THAT ENDED ON MARCH 31, 2017

	In millions of pesos, except percentages
Table XXIII	Quarters ended:			Variation (%)
Selected Information	03/31/17	12/31/16	03/31/16	Quarter	Annual
Assets	2,250	2,217	1,816	1.5	23.9
Premiums Receivable	479	512	446	(6.4)	7.4
Reinsurance Recoverables	4	3	2	33.3	100.0

Liabilities	1,125	1,198	982	(6.1)	14.6
Debt with Insureds	221	214	175	3.3	26.3
Debt with Reinsurers	4	(1)	4	500.0	—
Debt with Agents and Brokers	133	147	105	(9.5)	26.7
Insurance Contract Liabilities	314	303	245	3.6	28.2

Shareholders’ Equity	1,125	1,019	834	10.4	34.9

Net Income	106	112	189	(5.4)	(43.9)

Earned Premiums	748	823	781	(9.1)	(4.2)
Incurred Claims	(93)	(138)	(103)	(32.6)	(9.7)
Net Investment Income	62	72	59	(13.9)	5.1
Commissions and Other	(255)	(236)	(167)	8.1	52.7
Operating Expenses	(271)	(276)	(212)	(1.8)	27.8

Annualized Sales	336	311	216	8.0	55.6

	Percentages
Table XXIV	Quarters ended:
Profitability	03/31/17	12/31/16	03/31/16
Return on Average Assets (*)	18.98	20.23	45.40
Return on Average Shareholders’ Equity (*)	38.89	45.31	97.04

(*)	Annualized.

19

GALICIA ADMINISTRADORA DE FONDOS S.A.

RESULTS FOR THE QUARTER

	In millions of pesos, except percentages
	FY2017	FY2016		Variation (%)
Table XXV: Selected Information	1st Q	4th Q	1st Q	1Q17 vs 4Q16	1Q17 vs 1Q16
Shareholders’ Equity	99	207	41	(52.2)	141.5
Net Income	89	69	32	29.0	178.1
Fees and Commissions	148	122	49	21.3	202.0
Administrative Expenses	(15)	(19)	(9)	(21.1)	66.7
Commercial Expenses	(8)	(8)	(3)	—	166.7

	In millions of pesos, except percentages
Table XXVI:	Assets Under Management as of:		Variation
Mutual Funds	03/31/17	03/31/16	Ps.	%
Fima Premium	7,182	4,295	2,887	67.2
Fima Ahorro Pesos	17,335	5,546	11,789	212.6
Fima Ahorro Plus	23,004	5,373	17,631	328.1
Fima Capital Plus	551	1,301	(750)	(57.6)
Fima Renta en Pesos	457	107	350	327.1
Fima Renta Plus	474	141	333	236.2
Fima Abierto Pymes	207	220	(13)	(5.9)
Fima Acciones	177	81	96	118.5
Fima PB Acciones	527	265	262	98.9
Fima Mix I	121	—	121	100.0
Fima Renta Dólares I	5,765	—	5,765	100.0
Fima Renta Dólares II	1,082	—	1,082	100.0

Total Assets Under Management	56,882	17,329	39,553	228.2

20

RECENT DEVELOPMENTS

BANCO GALICIA

PLAZA GALICIA

With an investment of more than US $130 million, on March 29, Banco Galicia inaugurated its first building entirely designed under sustainability standards, with 30% of the building structure dedicated to green spaces, located in the Chacarita neighborhood, in the City of Buenos Aires.

TARJETAS DEL MAR

On March 30, Banco Galicia sold all its interests in Tarjetas del Mar SA, which represented 58.8% of the capital stock of said company, to Sociedad Anónima Importadora y Exportadora de la Patagonia S.A. In addition, Compañía Financiera Argentina sold its interests in Tarjetas del Mar SA, which represented 1.2% of its capital to Mr. Federico Braun.

The overall price of the transaction amounted to US $5 million and did not have a significant impact on the Bank’s equity.

AGUAS CORDOBESAS DEL MAR

After the end of the quarter, the Bank accepted an offer to purchase all of its interests in Aguas Cordobesas S.A., which represented 10.833% of the capital stock of said company.

The offer comprises 3,250,000 class “E” shares, 2,350,000 of which are freely transferable and the remaining 900,000 of which are subject to the prior consent of the Province of Córdoba, as the Grantor of the services provided by the company.

The price of the transaction amounted to Ps.48 million, which was paid by an initial payment of Ps.38.3 million with the balance of Ps.9.7 million to be paid once the requisite consent has been obtained from Province of Córdoba as the Grantor of the services provided by the company.

NOTES

On April 5, 2017, the Board of Directors of Banco Galicia approved the issuance of Class IV Notes under the framework of the Global Program for the issuance of short-, medium- and/or long term notes. On May 8, 2017, the CNV authorized its issuance for up to US $150 million, which could be increased up to US $300 million, with a maturity of 36 months from the date of issuance and settlement. The Class IV Notes will accrue interest at a floating rate equivalent to the simple arithmetic average of the private Badlar rate plus a spread, which will be paid quarterly.

IFRS REGULATIONS

Beginning with the financial statements corresponding to the first quarter of the 2017 fiscal year, the adjustments corresponding to the application of IFRS are reported as a note to the balance sheet. IFRS will be fully applied as of the 2018 fiscal year. As of March 31, 2017, the adjustment to Banco Galicia’s net worth as a result of the application of these standards amounted to Ps.3,260 million, reaching an adjusted net worth of Ps.23,646 million. For Grupo Financiero Galicia, the adjustment amounted to Ps.2,942 million and the adjusted balance to Ps.24,895 million. These figures are subject to changes and may only be considered definitive when preparing the annual financial statements for the year in which IFRS are applied for the first time.

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REGULATORY CHANGES

NET GLOBAL POSITION IN FOREIGN CURRENCY

Through its Communiqué “A” 6237, dated May 4, the Argentine Central Bank provided that entities authorized to trade in the FX market may freely determine the level and use of their general foreign currency net position.

MINIMUM CASH REQUIREMENTS

Through its Communiqué “A” 6195, dated March 2, the Argentine Central Bank reduced by two percentage points those coefficients higher than 2% in order to determine the minimum cash requirement in pesos.

CREDIT AND DEBIT CARD FEES

Through a private agreement between the Chambers of Commerce, banks and acquiring companies, fees on credit and debit cards were voluntary reduced as of April 1. The fee for credit cards was reduced from 3% to 2.5% for 2017, and will gradually decrease each year to 2.35%, 2.15%, 2%, reaching 1.8% in 2021. Fees on debit card transactions were reduced from 1.5% to 1.2% for 2017, and then they will be decreased to 1.1%, 1.0%, 0.9%, reaching 0.8% in 2021.

Simultaneously, the Argentine Central Bank, through its Communiqué “A” 6212, established, as of April 1, a cap on the interchange fee of 2% and 1% for credit and debit cards, respectively, with a gradual decrease schedule for the upcoming years.

This report is a summary analysis of Grupo Financiero Galicia’s financial condition and results of operations as of and for the periods indicated. For a correct interpretation, this report must be read in conjunction with Grupo Financiero Galicia’s financial statements, as well as with all other material periodically filed with the ArgentineNational Securities Commission (www.cnv.gob.ar), the Buenos Aires Stock Exchange (www.bolsar.com), the Cordoba Stock Exchange (www.bolsacba.com.ar) and the Nasdaq (www.nasdaq.com). In addition, the Argentine Central Bank (www.bcra.gob.ar) may publish information related to Banco Galicia as of a date subsequent to the last date for which the Bank has published information. Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Therefore, any matters of interpretation should be referred to the original version in Spanish.

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